10753 Macatawa Drive
Holland, Michigan 49424

May 3, 2011

VIA EDGAR

Securities and Exchange Commission
   Attention: Mr. Michael R. Clampitt
                    Mr. David Lin
100 F Street, N.E.
Washington, D.C. 20549

Re:	Macatawa Bank Corporation Form S-1 Registration Statement (No. 333-172021) Request for Acceleration of Effective Date

Ladies and Gentlemen:

          On May 3 2011, Macatawa Bank Corporation ("Macatawa") filed its Pre-Effective Amendment No. 2 to Form S-1 Registration Statement (No. 333-172021) (the "Form S-1") with the Securities and Exchange Commission. Macatawa respectfully requests that the Commission declare the Form S-1 effective on May 9, 2011, at 4:30 p.m., Washington D.C. time, or as soon thereafter as possible.

          Macatawa acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Macatawa from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

3.

Macatawa may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MACATAWA BANK CORPORATION

By	/s/ Jon W. Swets
Jon W. Swets Senior Vice President and Chief Financial Officer